SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/22/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,103,290

8. SHARED VOTING POWER
62,883

9. SOLE DISPOSITIVE POWER
1,166,173
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,166,173

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

23.68%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed August 21, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on 8/6/2009 there were 4,924,349 shares of common stock outstanding as of May 31 2009. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management LLC, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,103,290 shares of FCM or 23.68% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filings on 5/20/2010 the following shares of FCM were purchased:

Date:		Shares:		Price:
05/20/10	1,200		11.9967
05/21/10	100		12.0000
06/08/10	3,400		12.1971
07/22/10	287,000		13.2924
07/23/10	8,559		13.3078
07/26/10	42,400		13.3700
07/27/10	1,000		13.3700

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/2/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos